February 16, 2006

Pan American Silver Financial Restatement, Reduction in La Colorada Carrying Value and 21% Increase in Silver Reserves

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported several developments in anticipation of its 2005 year-end results due to be announced on February 23, 2006.

Financial Restatement

In 2003, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program. Its external auditors, Deloitte & Touche LLP, reviewed the initial implementation and concurred with the hedge accounting treatment as reported since 2003. However, it has recently been concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) and its forward contracts for purchasing Mexican pesos with US dollars do not technically qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American will restate its financial statements for the first three quarters of 2005 and the 2004 financial year. The expected effect of these changes is a non−cash earnings increase of $2.0 million after tax for the nine months ended September 30, 2005 and a non-cash earnings decrease of $4.7 million after tax for 2004.

Geoff Burns, President and CEO, said, “This is purely a change in accounting treatment and has no economic impact on Pan American and our cash flows.  The details of our base-metal forward contracts, which we have previously disclosed, have not changed and they continue to serve Pan American as a prudent risk management tool. Pan American has not and will not hedge any of its silver production.”

Pan American is now required to recognize mark-to-market valuations on its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. At December 31, 2005, the Company had sold forward 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne ($0.704 per pound).  These forward sales commitments for zinc represent approximately 37 per cent of the Company’s forecast 2006 payable zinc production.  At December 31, 2005 mark-to-market value of the Company’s zinc forward contracts was a negative $4.3 million.

Pan American also mitigates the risk of strengthening local currencies relative to the US dollar.  As of December 31, 2005 the Company had purchased 203 million Mexican pesos settling between January 2006 and June 2006 to match anticipated spending on the construction of Alamo Dorado at an average MXN/USD exchange rate of 11.26.  At December 31, 2005, the positive mark-to-market value of the Company’s position was $0.9 million.

La Colorada Carrying Value

It is also anticipated that the fourth quarter 2005 results will include a non-cash write-down of the carrying value of the La Colorada silver mine in Mexico. Very high inflows of hot water, high pumping costs and difficult ground conditions appear likely to render the deeper portion of the La Colorada mineralization unrecoverable, thus decreasing the mine’s proven and probable ore reserves from 29.9 million ounces to 16.2 million ounces. As a result, the Company anticipates a non-cash write-down of the carrying value of La Colorada of $29.7 million. Pan American is currently conducting exploration drilling and is optimistic that La Colorada’s silver reserves may be increased and its mine life extended. In 2006 the mine is forecast to produce 4.0 million ounces of silver at a cash cost of $5.44/oz.

Silver Reserves and Resources Increase 21% (see table)

Pan American has completed its annual review of its silver reserves and resources. As of December 31, 2005 proven and probable reserves totaled 178 million ounces; measured and indicated resources totaled 185.3 million ounces; and inferred resources totaled 273.4 million ounces. Due to reserve increases at Pan American’s other properties, most notably at the Morococha mine in Peru, the Company’s proven and probable reserves increased by 21% in 2005 or 30.5 million ounces, even after accounting for the La Colorada losses and reserve depletion of 15.2 million ounces due to 2005 mining activities.

Ross Beaty, Chairman, said, “We have taken conservative decisions to change our hedge accounting and to reduce La Colorada’s carrying value. I am hopeful that we will ultimately recover some of the La Colorada ounces, discover new ounces there and recover our full investment in the property. I am pleased that our proven and probable reserves have increased so profoundly in 2005, despite the loss of the La Colorada ounces, and this speaks to the quality and diversity of our operations and projects.”

Pan American will release its 2005 fourth quarter and year-end financial and operating results, along with its restated financial statements, before market open on February 23, 2006. The Company will then host a conference call on February 23, 2005 at 11:00 am Pacific Time to discuss these results. North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 6961962.

-end-

For Further Information Contact: Brenda Radies (604) 806-3158

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of earnings, reserves and resources, future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

PAN AMERICAN SILVER CORPORATION
Mineral Reserves and Resources
As of December 31, 2005

MINERAL RESERVES - PROVEN AND PROBABLE
				Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Proven	3,999	207	26,617	N/A	1.76	0.39	3.18
		Vein	Probable	3,355	209	22,541	N/A	2.07	0.29	3.43
Morococha (87%)	Peru	Vein	Proven	2,977	163	15,601	N/A	1.79	0.34	4.32
		Vein	Probable	769	198	4,896	N/A	1.57	0.65	4.50
La Colorada	Mexico	Vein	Proven	425	635	8,671	0.18	0.99	N/A	1.28
		Vein	Probable	422	552	7,493	0.37	0.78	N/A	2.10
Quiruvilca	Peru	Vein	Proven	965	178	5,521	0.28	1.28	0.56	3.62
		Vein	Probable	540	184	3,196	0.33	1.60	0.61	4.50
Silver Stockpiles (a)	Peru	Flux Material	Probable	381	294	3,605	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	1,050	136	4,591	0.43	N/A	N/A	N/A
		Disseminated	Probable	10,602	116	39,540	0.32	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Vein	Proven	1,372	176	7,761	2.47	N/A	N/A	N/A
		Vein	Probable	1,424	211	9,636	3.18	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Proven	803	357	9,217	N/A	N/A	N/A	4.47
		Vein	Probable	506	560	9,114	N/A	N/A	N/A	2.77
TOTALS			Proven + Probable	29,589	187	177,997	-	-	-	-

MINERAL RESOURES - MEASURED AND INDICATED
				Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Measured	1,589	173	8,848	N/A	2.25	0.43	3.96
		Vein	Indicated	1,206	183	7,081	N/A	1.89	0.60	3.90
Morococha (87%)	Peru	Vein	Measured	1,092	118	4,143	N/A	1.19	0.32	3.25
		Vein	Indicated	411	228	3,009	N/A	1.32	0.48	2.80
La Colorada	Mexico	Vein	Measured	298	306	2,933	0.24	0.48	N/A	0.62
		Vein	Indicated	418	440	5,910	0.24	1.50	N/A	1.92
Quiruvilca	Peru	Vein	Measured	3,581	140	16,117	0.62	0.99	1.08	2.65
		Vein	Indicated	663	186	3,965	0.62	1.59	0.84	4.45
Alamo Dorado	Mexico	Disseminated	Measured	263	84	710	0.31	N/A	N/A	N/A
		Disseminated	Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manatial Espejo (50%)	Argentina	Vein	Measured	612	108	2,124	1.22	N/A	N/A	N/A
		Vein	Indicated	835	118	3,166	1.22	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Measured	227	101	738	N/A	N/A	N/A	1.80
			Indicated	239	305	2,347	N/A	N/A	N/A	3.77
Hog Heaven	Montana, USA	Stockwork	Measured+Indicated	2,741	170	15,015	0.69	N/A	N/A	N/A
Waterloo	California, USA	Stockwork	Indicated	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTALS			Measured+Indicated	51,543	112	185,284	-	-	-	-

MINERAL RESOURCES - INFERRED
				Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru		Inferred	2,992	198	19,007	N/A	1.85	0.22	3.28
Morococha (87%)	Peru		Inferred	9,213	247	73,165	N/A	1.87	0.44	4.12
La Colorada	Mexico	Vein	Inferred	1,132	452	16,449	0.31	1.52	N/A	1.39
Quiruvilca	Peru		Inferred	2,489	182	14,566	0.36	1.70	0.54	4.30
Alamo Dorado	Mexico	Disseminated	Inferred	518	79	1,316	0.30	N/A	N/A	N/A
Silver Stockpiles	Peru	Pyrite	Inferred	21,337	162	111,132	N/A	N/A	N/A	N/A
Manatial Espejo (50%)	Argentina	Vein	Inferred	521	133	2,234	1.20	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Inferred	237	241	1,835	N/A	N/A	N/A	3.22
Hog Heaven	Montana, USA	Stockwork	Inferred	7,439	141	33,721	N/A	N/A	N/A	N/A
TOTALS				45,878	185	273,425	-	-	-	-

NOTES:	Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines
	Mineral resources do not have demonstrated economic viability.
	This table illustrates Pan American Silver Corp's share of mineral reserves and resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2005 production where applicable(a). Mineral resource estimates for Hog Heaven and Waterloo based on historical third party estimates.

	(a) 2004 mineral reserve and resource estimates less 2005 production

Metal Prices Used for all Mines: Ag: $6.25/oz, Au: $425/0z, Pb: $800/Tonne, Cu: $3,000/Tonne, Zn: $1,150/Tonne